SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

Table of Contents

1	Press release of April 17, 2003
2	Press release of April 24, 2003
3	Press release of May 2, 2003
4	Press release of May 5, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson

Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: May 8, 2003

Coca-Cola Hellenic Bottling Company S.A.
announces AGM date

Athens, Greece — April 17, 2003 — Coca-Cola Hellenic Bottling Company S.A. (ASE: EEEK, NYSE:CCH, LSE:CCB, ASX:CHB) announced today that the Annual General Meeting of its shareholders will be held in Athens, Greece on June 6, 2003.

Coca-Cola HBC is one of the largest bottlers of non-alcoholic beverages in Europe and the second largest Coca-Cola bottler in the world by sales volume, operating in 26 countries with a total population of more than 500 million. Coca-Cola HBC’s shares are listed on the Athens Stock Exchange, with listings on the New York, London and Australian Stock Exchanges.

INQUIRIES:

Company Contacts:
Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington FD Athens	Tel: +44 207 269 7227 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.
Invitation of the Shareholders to an
Annual General Meeting

Athens, Greece — April 24, 2003 — Coca-Cola Hellenic Bottling Company S.A. (ASE: EEEK, NYSE:CCH, LSE: CCB, ASX:CHB) announced today invitation of the shareholders to an Annual General Meeting.

By decision of the Board of Directors of the Company, which was taken on 22 April 2003, in its meeting with number 615 and according to the provisions of Law 2190/1920 “re: Societes Anonymes” and to the provisions of article 17 of the Articles of Association of the Company, the Shareholders of the societe anonyme under the tradename “COCA-COLA HELLENIC BOTTLING COMPANY S.A” and the distinctive title “COCA-COLA HBC” are invited to an Annual General Meeting, which will be convened at the “VILLAGE CENTER” cinema, room 8, 3 Fragoklissias Street, Marousi, Athens, Greece, on Friday, June 6 2003, at 11:00 am, with the following items on the Agenda:

1.	Submission of the Management Report by the Board of Directors and of the Audit Certificate of the Chartered Auditor-Accountant on the Financial Statements and activities for the fiscal year ended on 31.12.2002.

2.	Submission and approval of the annual Financial Statements for the fiscal year ended on 31.12.2002 (Balance Sheet, Profit and Loss Account Statement, Table of Distribution of Earnings, Schedule) and of the consolidated Financial Statements.

3.	Release of the members of the Board of Directors and of the Auditors of the company from any liability for their activity during the fiscal year ended on 31.12.2002.

4.	Approval of the remuneration of the members of the Board of Directors for their participation in the meetings of the BoD and their services to the company for the fiscal year 2002 and pre-approval of remuneration for the fiscal year 2003.

5.	Election of Certified Auditors for the fiscal year 2003 and determination of their fees.

6.	Approval of distribution of Profits (dividend) for the fiscal year 2002.

7.	Approval of stock option plan for directors and executives of the Company and its affiliate companies, in accordance with article 13, para. 9 of Codified Law 2190/1920.

Shareholders wishing to participate in the General Meeting must deposit at the Central Offices of the Company (9, Fragoklissias Str, Marousi), at least five (5) days prior to the General Meeting, the relevant certificate of blocking of shares from the Central Securities Depository, and in case of representation by proxy, the relevant legalization documents.

For the following categories of person wishing to be represented at the meeting, this requirement will be dealt as follows:

•	For ADR holders at NYSE, by Bank of New York

•	For CDI holders at ASX, by Chess Depositary Nominees Pty Ltd

•	For shareholders at LSE, by Lloyds TSB Registrars Corporate Nominee Limited

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Coca-Cola HBC is one of the world’s largest bottlers of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. The company employs more than 35,000 people and is listed on the stock exchanges of Athens, London, Sydney and New York.

INQUIRIES:

Company Contacts:
Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC
Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington FD Athens	Tel: +44 207 269 7227 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.
announces joint acquisition of Polish Water Brand

Athens, Greece — May 2, 2003 — Coca-Cola Hellenic Bottling Company S.A. (CCHBC) (ASE: EEEK, NYSE:CCH, LSE:CCB, ASX:CHB) announced today its intention to acquire jointly with The Coca-Cola Company, 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Maspex sp.z o.o..

The acquisition, which is subject to regulatory approval from the Polish state authorities, involves a production facility at Tylicz and the mineral water brand Multivita.

Irial Finan, Managing Director of CCHBC, commented, “This acquisition is a significant further commitment to our operations in Poland. Multivita has great potential for continued growth in the rapidly expanding bottled water market. The purchase of this brand complements the strategy of the Coca-Cola system of selectively broadening its beverage brands to satisfy consumers”.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. The company employs more than 35,000 people and is listed on the stock exchanges of Athens, London, Sydney and New York.

INQUIRIES:

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC
Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington FD Athens	Tel: ++30 210 725 8194 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.
schedules first quarter 2003 results and conference call
on 15 May, 2003

Athens, Greece — 5 May, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) today announced that it will release first quarter 2003 results on Thursday 15 May, 2003 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The Press release and presentation slides will be available as of that time on our website: www.coca-colahbc.com.

A conference call, with financial analysts, discussing the results, will be hosted by CCHBC Management at 4:00 pm Athens Time, 2:00 pm London Time, 9:00 am New York Time. Interested parties can access the live audio webcast through Coca-Cola HBC’s website (www.coca-colahbc.com). Participants should register on the website approximately 10 minutes prior to the start of the call.

Coca-Cola HBC is one of the world’s largest bottlers of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES:

Company Contact:
Coca-Cola HBC
Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

Company Contact:
Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington FD Athens	Tel: +30 210 725 8194 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact:
Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com